ALPS ADVISORS, INC.

1290 Broadway, Suite 1100

Denver, CO 80203

RED ROCKS CAPITAL LLC

25188 Genesee Trail Road, Suite 250

Golden, CO 80401

December 9, 2014

Mr. Edmund J. Burke

Chairman

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	ALPS/Red Rocks Listed Private Equity Fund (the “Fund”) of the Financial Investors Trust (the “Trust”)

Dear Mr. Burke:

This letter confirms the agreement of ALPS Advisors, Inc. (the “Adviser”) and Red Rocks Capital LLC (the “Sub-Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that they are entitled to receive from the Fund.

Class I and R Shares

With respect to the Fund’s Class I and Class R shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, brokerage expenses, interest expense, taxes and extraordinary expenses), exceed 1.25%, the Adviser will reduce the fee payable with respect to the Fund to the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

Class A and C Shares

With respect to the Fund’s Class A and C shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, shareholder service fees, brokerage expenses, interest expense, taxes and extraordinary expenses), exceed 1.25%, the Adviser will reduce the fee payable with respect to the Fund to the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

* * * * *

The Adviser and the Sub-Adviser agree to allocate any such waivers or reimbursements incurred by the Adviser by attributing 2/3 of the required amount to the Sub-Adviser and 1/3 of the required amount to the Adviser.

The Adviser and the Sub-Adviser further agree that such fee waivers and reimbursements for the Fund are effective as of February 28, 2015 and shall continue at least through February 29, 2016.

Each of the Adviser and the Sub-Adviser will be permitted to recover, on a class by class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this agreement or in previous letter agreements.

Notwithstanding the foregoing, the Fund will not be obligated to pay any such waived or reimbursed fees and expenses more than thirty-six months after the end of the fiscal year in which the fee was waived or expense reimbursed.

ALPS ADVISORS, INC.		RED ROCKS CAPITAL LLC

By:	/s/ Thomas A. Carter	By:	/s/ Adam Goldman
Name:	Thomas A. Carter	Name:	Adam Goldman
Title:	President	Title:	Managing Director

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President